UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.

Presentation that includes information of CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González Olivieri, CEMEX’s Chief Executive Officer, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

2.

Presentation that includes information of CEMEX discussed by Sergio Menéndez Medina, President of CEMEX Europe, Middle East, Africa & Asia, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

3.	Presentation that includes information of CEMEX discussed by Jaime Muguiro Dominguez, President of CEMEX USA, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

4.

Presentation that includes information of CEMEX discussed by Luis Hernández Echávez, CEMEX’s Executive Vice President of Digital and Organization Development, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

5.

Presentation that includes information of CEMEX discussed by Jesús González Herrera, President of CEMEX South, Central America and the Caribbean, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

6.

Presentation that includes information of CEMEX discussed by Juan Romero Torres, CEMEX’s Executive Vice President of Sustainability, Commercial and Operations Development, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

7.	Presentation that includes information of CEMEX discussed by Ricardo Naya Barba, President of CEMEX Mexico, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 7, 2021	By:	/s/ Rafael Garza Lozano
		Name:	Rafael Garza Lozano
		Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Presentation that includes information of CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González Olivieri, CEMEX’s Chief Executive Officer, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

2.	Presentation that includes information of CEMEX discussed by Sergio Menéndez Medina, President of CEMEX Europe, Middle East, Africa & Asia, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

3.	Presentation that includes information of CEMEX discussed by Jaime Muguiro Dominguez, President of CEMEX USA, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

4.	Presentation that includes information of CEMEX discussed by Luis Hernández Echávez, CEMEX’s Executive Vice President of Digital and Organization Development, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

5.	Presentation that includes information of CEMEX discussed by Jesús González Herrera, President of CEMEX South, Central America and the Caribbean, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

6.	Presentation that includes information of CEMEX discussed by Juan Romero Torres, CEMEX’s Executive Vice President of Sustainability, Commercial and Operations Development, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

7.	Presentation that includes information of CEMEX discussed by Ricardo Naya Barba, President of CEMEX Mexico, on October 7, 2021, during the second part of CEMEX’s 2021 CEMEX Day.

4